Exhibit 99.1

ASX, Nasdaq and Media Release

19 June 2024

OptheaA$55.0m (US$36.9m1)Retail Entitlement Offer Opens

Fullyunderwritten Retail Entitlement Offer to open at 9:00 am (Melbourne time)
on 19 June 2024

Retail Entitlement Offer to raise approximately A$55.0m (US$36.9m1) will close at
5:00 pm (Melbourne time) on 10 July 2024

Prospectus and personalized application forms to be dispatched to eligible retail shareholders

Melbourne, Australia, and Princeton NJ, June 19, 2024 – Opthea Limited (ASX/NASDAQ: OPT, “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), today announced that the retail component of its 1 for 1.22 pro-rata accelerated non-renounceable entitlement offer (Retail Entitlement Offer) of new fully paid ordinary shares in Opthea (New Shares) and the issue of options to acquire fully paid ordinary shares in Opthea (Options) on a 1 for 3 basis to participants issued New Shares under the Retail Entitlement Offer opens today. The Retail Entitlement Offer is fully underwritten. This Retail Entitlement Offer follows a successful Institutional Entitlement Offer and institutional Placement raising approximately A$171.5m (US$113.2m1).

Opthea advises that it will today complete dispatch of the following documents to Eligible Retail Shareholders (as defined in Opthea’s Prospectus, which was lodged with ASIC on Wednesday, 12 June 2024 (Prospectus)):

•
to Eligible Retail Shareholders who nominated to receive documents from Opthea by electronic means, personalized details of the Retail Entitlement Offer by such electronic means; and
•
to any other Eligible Retail Shareholder, a letter notifying them of the Retail Entitlement Offer and providing instructions on how to participate in the Retail Entitlement Offer,

including in each case, details of how to access the Prospectus.

The Prospectus contains information about the Entitlement Offer of New Shares and the issue of Options on a 1 for 3 basis to participants issued New Shares under the Retail Entitlement Offer and Opthea's preceding Institutional Entitlement Offer and institutional Placement, details of which were announced to ASX on Wednesday, 12 June 2024.

As announced on Wednesday, 12 June 2024, the proceeds from the capital raising are intended to be used by Opthea to continue advancing the clinical development of sozinibercept for the treatment of wet AMD. This includes funding the Company, together with cash on hand through the anticipated Phase 3 topline data readouts for COAST (Combination OPT-302 with Aflibercept Study), and ShORe (Study of OPT-302 in combination with Ranibizumab), which were designed to assess the safety and superior efficacy of sozinibercept in combination with standard-of-care anti-VEGF-A therapies compared to standard of care alone. The funds are also intended to progress the chemistry, manufacturing, and controls (CMC) activities, Biologics License Application (BLA) preparations for FDA approval and for general corporate purposes.

A copy of the Prospectus is available to Eligible Retail Shareholders at www.computersharecas.com.au/opt2024offer and a letter to retail shareholders who are ineligible to participate in the Retail Entitlement Offer notifying them of their ineligibility to participate has also been dispatched (an example of which is attached).

Fully Underwritten Retail Entitlement Offer

The Retail Entitlement Offer opens on Wednesday, 19 June 2024 and is expected to close at 5:00pm (AEST, Melbourne time) on Wednesday, 10 July 2024. Eligible Retail Shareholders may opt to take up all, part or none of their entitlement. Eligible Retail Shareholders will also have the opportunity to apply for and be allocated additional New Shares up to 25% of their entitlement (subject to scale back at the sole discretion of Opthea) (Top-Up Facility).

Only Eligible Retail Shareholders (as defined in the Prospectus) are entitled to participate in the Retail Entitlement Offer.

Opthea may (in its absolute discretion) extend the Retail Entitlement Offer to any institutional shareholder that was eligible to, but was not invited to participate in, the Institutional Entitlement Offer (subject to compliance with relevant laws).

The Retail Entitlement Offer is fully underwritten. The underwriting is subject to the terms and conditions of the Underwriting Agreement, which are summarized in the Investor Presentation and Prospectus. The Retail Entitlement Offer will raise an additional approximately A$55.0 million (US$36.9m1).

Application monies must be received prior to the end of the offer period in accordance with the Prospectus.

New Options

Participants in the Retail Entitlement Offer will receive 1 option, each exercisable at A$1.00 per option and expiring on 30 June 2026 (New Options), for every 3 New Shares issued under Retail Entitlement Offer. The offer of New Options is made under the Prospectus. No additional consideration is payable in respect of the New Options.

All New Options are expected to be issued upon allotment of the Retail Entitlement Offer and, subject to satisfying spread requirements set out in ASX Listing Rule 2.5, condition 6, the options are intended to be quoted on the ASX.

The full terms and conditions of the New Options are set out in the Prospectus. Copies of the Prospectus are available on the ASX website and at www.opthea.com.

Timetable

The timetable below is indicative only and subject to change. The Company reserves the right to alter the dates below in its full discretion and without prior notice, subject to the ASX Listing Rules and the Corporations Act.

Item	Date
Trading Halt and announcement of the Capital Raising, lodgment of Offer Documents, including Prospectus with ASIC	Wednesday, 12 June 2024
Placement and Institutional Entitlement Offer opens	Wednesday, 12 June 2024
Placement and Institutional Entitlement Offer closes	Thursday, 13 June 2024
Announcement of completion of the Institutional Entitlement Offer and Placement, trading halt lifted, existing securities recommence trading	Friday, 14 June 2024
Record Date for Entitlement Offer	7:00pm (Melbourne time) on Friday, 14 June 2024
Despatch of Prospectus under Retail Entitlement Offer	Wednesday, 19 June 2024
Retail Entitlement Offer opens	9:00am (Melbourne time) on Wednesday, 19 June 2024
Settlement of New Shares issued under the Institutional Entitlement Offer and Placement	Thursday, 20 June 2024
Allotment of New Shares issued under the Institutional Entitlement Offer and Placement	Friday, 21 June 2024
Retail Entitlement Offer closes	5:00pm (Melbourne time) on Wednesday, 10 July 2024
Announcement of results of the Retail Entitlement Offer and notification of any shortfall under the Retail Entitlement Offer	Monday, 15 July 2024
Settlement of New Shares under the Retail Entitlement Offer and any shortfall under the Retail Entitlement Offer	Tuesday, 16 July 2024
Allotment and issue of New Shares and New Options under the Retail Entitlement Offer, and New Options issued under the Institutional Entitlement Offer and Placement	Wednesday, 17 July 2024
Trading commences on a normal basis for New Shares issued under the Retail Entitlement Offer and New Options under the Entitlement Offer and Placement	Thursday, 18 July 2024
Despatch of holding statements for New Shares issued under the Retail Entitlement Offer and New Options under the Entitlement Offer and Placement	Friday, 19 July 2024

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age- related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A monotherapies to improve overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents. To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn.

Inherent Risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology.

Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises.

Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-Looking Statements

This ASX announcement contains certain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “expect”, “believe”, “should”, “could”, “may”, “will”, “plan” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements in this ASX announcement include statements regarding rapidly advancing the registrational program for sozinibercept in wet AMD, expectations regarding the pivotal growth phase of Opthea, the ability of sozinibercept to enhance vision outcomes for patients worldwide, Opthea’s expected cash runway, the expected timing for topline data readout, and the expected use of proceeds. Forward-looking statements, opinions and estimates provided in this ASX announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to future capital requirements, Opthea’s ability to continue as a going concern, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, ongoing clinical studies to demonstrate sozinibercept’s safety, tolerability and therapeutic efficacy, additional analysis of data from Opthea’s Phase 3 clinical trials, clinical research organization, contract manufacturer; Biologics License Application preparation, corporate and labor costs, intellectual property protections, and other factors that are of a general nature which may affect the future operating and financial performance of the Company including risk factors set forth in Opthea’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 28, 2023, Opthea’s 2024 Half Year Report included as an exhibit to the Form 6-K filed with the SEC on February 29, 2024, and other future filings with the SEC. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this ASX announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by applicable law.

Not An Offer

This ASX announcement is not a disclosure document and should not be considered as investment advice. The information contained in this ASX announcement is for information purposes only and should not be considered an offer or an invitation to acquire Company securities or any other financial products and does not and will not form part of any contract for the acquisition of New Shares.

In particular, this ASX announcement does not constitute an offer to sell, or a solicitation of any offer to buy, any securities in the United States or any other jurisdiction in which such an offer would be illegal or impermissible. The securities to be offered and sold in the Placement and Entitlement Offer have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state or other jurisdiction of the United States. No public offering of securities is being made in the United States. Accordingly, the securities to be offered and sold in the Placement and Entitlement Offer may only be offered and sold outside the United States in “offshore transactions” (as defined in Rule 902(h) under Regulation S of the U.S. Securities Act (“Regulation S”)) in reliance on Regulation S, unless they are offered and sold in a transaction registered under, or exempt from, or in a transaction not subject to, the registration requirements of, the U.S. Securities Act and applicable U.S. state securities laws.

NOT FOR RELEASE OR DISTRIBUTION IN THE UNITED STATES

19 June 2024 Dear Shareholder

OPTHEA LIMITED (ASX:OPT) - RETAIL ENTITLEMENT OFFER NOW OPEN

On Wednesday, 12 June 2024, Opthea Limited (ABN 32 006 340 567) (the Company or Opthea) announced that it was conducting an institutional placement (Placement) to raise up to approximately A$10.0 million and a partially underwritten 1 for 1.22 pro rata accelerated non-renounceable entitlement offer (Entitlement Offer, together with the Placement, the Capital Raising) of new fully paid ordinary shares in the Company (New Shares), to raise up to approximately A$217.3 million, in each case at a price of A$0.40 per New Share (Offer Price). Participants in the Placement and Entitlement Offer will also be offered, for no additional consideration, 1 option, each exercisable at A$1.00 per option and expiring on 30 June 2026 (New Options), for every 3 New Shares issued under the Placement and Entitlement Offer.

The Entitlement Offer comprises an institutional entitlement offer (Institutional Entitlement Offer) and an offer to eligible retail shareholders (as defined below) (Retail Entitlement Offer) at the same Offer Price and Offer Ratio. The Placement and Institutional Entitlement Offer have closed and the results were announced to ASX on Friday, 14 June 2024.

The proceeds of the Capital Raising are intended to be used by Opthea to continue advancing the clinical development of sozinibercept for the treatment of wet AMD, including to progress the Phase 3 clinical program, CMC (chemistry, manufacturing, and controls) activities, Biologics License Application (BLA) preparations and for general corporate purposes. Please refer to Opthea’s Announcement, Investor Presentation and Prospectus lodged with the Australian Securities Exchange (ASX) on Wednesday, 12 June 2024 for further details.

Entitlement Offer

The purpose of this letter is to inform you about the Retail Entitlement Offer and to explain that if you are an eligible retail shareholder (see below), you will be able to subscribe for 1 New Share for every

1.22 existing Opthea fully paid ordinary shares (Shares) held by you at 7:00pm (Melbourne time) on Friday, 14 June 2024 (Record Date) at the Offer Price (being the same offer price per New Share under the Placement and Institutional Entitlement Offer), while also receiving, for no additional consideration, 1 New Option for every 3 New Shares.

New Shares issued under the Entitlement Offer will be fully paid and rank equally with existing Shares from the date of issue.

Classification | Public

The issue of New Shares (and New Options) under the Entitlement Offer is partially underwritten by MST Financial Services Pty Ltd (Underwriter). The Retail Entitlement Offer is fully underwritten by the Underwriter.

The underwriting is subject to the terms and conditions of the Underwriting Agreement, which are summarised in the Investor Presentation and Prospectus. The Retail Entitlement Offer is being made by the Company pursuant to a transaction specific prospectus which was lodged with the Australian Securities and Investments Commission (ASIC) and ASX on Wednesday, 12 June 2024.

Eligible Retail Shareholders

The Retail Entitlement Offer is only open to Eligible Retail Shareholders. An Eligible Retail Shareholder is a person who:

•
is registered the holder of Shares as at 7.00pm (Melbourne time) on the Record Date;

•
has a registered address in Australia or New Zealand, or are, in the opinion of the Company, otherwise eligible under all applicable securities laws to receive an offer of New Shares (and New Options) under the Entitlement Offer;

•
who is not an Eligible Institutional Shareholder (as that term is defined in the Prospectus);

•
is not in the United States nor acting for the account or benefit of a person in the United States or elsewhere outside Australia or New Zealand; and

•
does not hold Shares on behalf of another person who resides outside Australia or New Zealand (unless they hold Shares in another eligible capacity).

Shareholders who are not Eligible Retail Shareholders are ineligible retail shareholders and are consequently unable to participate in the Retail Entitlement Offer.

Prospectus

This letter is not an offer document but is a notice of some key terms and conditions of the Retail Entitlement Offer. Full details of the Retail Entitlement Offer are set out in the Prospectus (Prospectus).

Eligible Retail Shareholders can access a copy of the Prospectus via the offer website at www.computersharecas.com.au/opt2024offer, together with a personalised Application Form which contains details of their Entitlement under the Retail Entitlement Offer.

For further information, please contact the Opthea Offer Information Line on 1300 850 505 (within Australia) or +61 3 9415 5000 (outside Australia) between 8:30am and 5:00pm (Melbourne time) Monday to Friday (excluding public holidays) during the Offer Period for the Retail Entitlement Offer or visit the website at www.computersharecas.com.au/opt2024offer, before the close of the Retail Entitlement Offer at 5.00pm (Melbourne time) on Wednesday, 10 July 2024.

You should read the Prospectus carefully and in its entirety before deciding whether to participate in the Retail Entitlement Offer.

Actions which may be taken by Eligible Retail Shareholders

If you are an Eligible Retail Shareholder, you may take any one of the following actions:

•
take up all of your Entitlement;

•
take-up all of your Entitlement and apply for additional New Shares up to 25% of your Entitlement under the Top-Up Facility (subject to scaleback in Opthea’s discretion, which may include having regard to the pro rata Entitlement of Eligible Retail Shareholders);

•
take up part of your Entitlement and allow the balance to lapse; or
•
do nothing, in which case your Entitlement will lapse and you will receive no value for those lapsed Entitlements.

Your Entitlement under the Retail Entitlement Offer may have value and it is important you determine whether to take up (in whole or in part) or do nothing in respect of your Entitlement. There are a number of matters that you should consider in relation to taking up your Entitlement. You should ensure that you understand the tax consequences of any action that you take, and you should consider seeking advice from your professional adviser.

The Entitlement Offer is non-renounceable and therefore your Entitlement will not be tradeable on the ASX or any other exchange, cannot be sold and is not otherwise transferable. This means that you will not receive any value for Entitlements you do not take up and your percentage shareholding in the Company will be reduced.

Taking up an Entitlement

If you wish to take up all, or part of, your Entitlement under the Retail Entitlement Offer, please pay your Application Monies by following the instructions set out on the personalised Application Form. If you are unable to pay by BPAY® (because you are a New Zealand based shareholder without an Australian bank account) or are having difficulty paying by BPAY® please visit the offer website at www.computersharecas.com.au/opt2024offer.

Application Monies must be received before 5:00pm (Melbourne time) on Wednesday, 10 July 2024. Custodians and nominees should refer to section 2.18 of the Prospectus for further information.

Key dates

Event	Date* (Melbourne, Australia Time)
Lodgement of Prospectus and trading halt	Wednesday, 12 June 2024
Record Date for the Retail Entitlement Offer	7.00pm on Friday, 14 June 2024
Retail Entitlement Offer opens	9.00am on Wednesday, 19 June 2024
Issue of New Shares under the Placement and the Institutional Entitlement Offer	Friday, 21 June 2024
Retail Entitlement Offer closes	5.00pm on Wednesday, 10 July 2024
Allotment of New Shares under the Retail Entitlement Offer (including any Retail Shortfall Shares) and Options	Wednesday, 17 July 2024
Commencement of trading of New Shares under the Retail	Thursday, 18 July 2024

Entitlement Offer and Options on ASX
Dispatch of holding statements for New Shares issued under the Retail Entitlement Offer and Options	Friday, 19 July 2024

* The timetable is indicative only and subject to change. The Company retains the discretion, subject to the ASX Listing Rules and the Corporations Act, to alter any or all of these key dates at its discretion (generally or in particular cases), without prior notice, including extending the Closing Date or to withdraw the Offers without prior notice. Applicants are encouraged to submit their Application Forms as soon as possible.

Additional Information

Further details of the Entitlement Offer are set out in the ASX announcement, Investor Presentation and Prospectus lodged with ASX on Wednesday, 12 June 2024. The Prospectus is also available at www.computersharecas.com.au/opt2024offer.

Thank you for your continued support of Opthea. Yours sincerely,

Dr. Jeremy Levin Board Chairman Opthea Limited

About Opthea Limited

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age- related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti- VEGF-A monotherapies to improve overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents. To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria.

Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

This ASX announcement contains certain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “expect”, “believe”, “should”,

“could”, “may”, “will”, “plan” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements in this ASX announcement include statements regarding rapidly advancing the registrational program for sozinibercept in wet AMD, expectations regarding the pivotal growth phase of Opthea, the ability of sozinibercept to enhance vision outcomes for patients worldwide, Opthea’s expected cash runway, the expected timing for topline data readout, and the expected use of proceeds. Forward-looking statements, opinions and estimates provided in this ASX announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to future capital requirements, Opthea’s ability to continue as a going concern, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, ongoing clinical studies to demonstrate sozinibercept’s safety, tolerability and therapeutic efficacy, additional analysis of data from Opthea’s Phase 3 clinical trials, clinical research organization, contract manufacturer; Biologic License Application preparation, corporate and labor costs, intellectual property protections, and other factors that are of a general nature which may affect the future operating and financial performance of the Company including risk factors set forth in Opthea’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 28, 2023, Opthea’s 2024 Half Year Report included as an exhibit to the Form 6-K filed with the SEC on February 29, 2024, and other future filings with the SEC. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this ASX announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by applicable law.

Not an offer

This ASX announcement is not a disclosure document and should not be considered as investment advice. The information contained in this ASX announcement is for information purposes only and should not be considered an offer or an invitation to acquire Company securities or any other financial products and does not and will not form part of any contract for the acquisition of New Shares.

In particular, this ASX announcement does not constitute an offer to sell, or a solicitation of any offer to buy, any securities in the United States or any other jurisdiction in which such an offer would be illegal or impermissible. The securities to be offered and sold in the Placement and Entitlement Offer have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state or other jurisdiction of the United States. No public offering of securities is being made in the United States. Accordingly, the securities to be offered and sold in the Placement and Entitlement Offer may only be offered and sold outside the United States in “offshore transactions” (as defined in Rule 902(h) under Regulation S of the U.S. Securities Act (“Regulation S”)) in reliance on Regulation S, unless they are offered and sold in a transaction registered under, or exempt from, or in a transaction not subject to, the registration requirements of, the U.S. Securities Act and applicable U.S. state securities laws.

Authorized for release to ASX by Opthea’s Company Secretary

Investor & Media Inquiries

PJ Kelleher

LifeSci Advisors, LLC

Email: pkelleher@lifesciadvisors.com Phone: 617-430-7579

Join our email database to receive program updates:

Tel: +61 (0) 3 9826 0399, Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited

NOT FOR RELEASE OR DISTRIBUTION IN THE UNITED STATES

19 June 2024 Dear Sir/Madam

Accelerated non-renounceable pro-rata entitlement offer - Notification to ineligible shareholders

On 12 June 2024, Opthea Limited (ASX:OPT) (“Opthea”) announced an equity raising of up to approximately A$227.3 million comprising of:

•
an institutional placement of new fully paid ordinary shares in Opthea (“New Shares”) to raise up to approximately A$10.0 million (“Placement”). Opthea in its sole discretion reserved the right to raise additional funds under the Placement; and
•
a partially underwritten 1 for 1.22 accelerated non-renounceable pro-rata entitlement offer of New Shares to eligible existing shareholders to raise up to approximately A$217.3 million (“Entitlement Offer”),

(together, the “Offer”) in each case at a price of A$0.40 per New Share ("Offer Price").

Eligible persons who subscribe for, and are allocated, New Shares under the Offer are also entitled to receive 1 new option over fully paid ordinary shares for every 3 New Shares issued, each with an exercise price of A$1.00 and an expiry date of 30 June 2026 (“New Options”).

The Offer and use of proceeds

The proceeds of the Offer are being used to continue advancing the clinical development of sozinibercept for the treatment of wet AMD, including to progress the Phase 3 clinical program, CMC (chemistry, manufacturing, and controls) activities, Biologics License Application (BLA) preparations, and for general corporate purposes.

More detail is provided in Opthea’s Investor Presentation and Prospectus released to the Australian Securities Exchange (“ASX”) on Wednesday 12 June 2024.

MST Financial Services Pty Limited (“MST”) is acting as the placement agent in relation to the Placement, the lead manager and bookrunner for the Entitlement Offer and underwriter to a portion of the Entitlement Offer.

This notice is to inform you about the Entitlement Offer and to explain why you will not be able to subscribe for New Shares under the Entitlement Offer (and will therefore be ineligible to receive any New Options). This letter is not an offer to issue entitlements or New Shares (or New Options) to you, nor an invitation for you to apply for entitlements or New Shares (or New Options). You are not required to do anything in response to this letter but there may be financial implications for you as a result of the Entitlement Offer that you should be aware of.

Details of the Entitlement Offer

The Entitlement Offer comprises an institutional entitlement offer (“Institutional Entitlement Offer”) and an offer to Eligible Retail Shareholders (as defined below) to participate on the same terms (“Retail Entitlement Offer”). The Institutional Entitlement Offer and Placement have already closed and the results were announced to the ASX on Friday, 14 June 2024.

Details regarding the Retail Entitlement Offer are set out in the Prospectus lodged with the Australian Securities Investments Commission (“ASIC”) and released on ASX on Wednesday, 12 June 2024 (“Prospectus”).

Eligibility criteria

Opthea has determined, pursuant to section 9A(3) of the Corporations Act 2001 (Cth) (“Corporations Act”) and Listing Rule 7.7.1(a) of the ASX Listing Rules, that it would be unreasonable to make offers to Opthea shareholders in certain countries in connection with the Retail Entitlement Offer. This is because of the small number of Opthea shareholders in each of those countries, the number and value of fully paid ordinary shares in Opthea (“Shares”) which those Opthea shareholders hold and the cost of complying with the applicable laws and regulations and the requirements of any regulatory authority in jurisdictions outside Australia and New Zealand.

Accordingly, in compliance with section 9A(3) of the Corporations Act and ASX Listing Rule 7.7.1(b), Opthea wishes to inform you that it will not be extending the Retail Entitlement Offer to you, Opthea will not be sending an application form under the Prospectus to you and you will not be able to subscribe for New Shares (or New Options) under the Retail Entitlement Offer.

Eligible Retail Shareholders

In order to comply with relevant securities laws, the Retail Entitlement Offer is only open to those holders of securities in Opthea who:

•
are registered as the holder of Shares as at 7.00pm (Melbourne time) on the Record Date (being Friday, 14 June 2024);
•
have a registered address in Australia or New Zealand, or are, in the opinion of the Company, otherwise eligible under all applicable securities laws to receive an offer of New Shares (and New Options) under the Entitlement Offer;
•
is not an Eligible Institutional Shareholder (as that term is defined in the Prospectus);
•
are not in the United States nor acting for the account or benefit of a person in the United States or elsewhere outside Australia or New Zealand; and
•
do not hold Shares on behalf of another person who resides outside Australia or New Zealand (unless they hold Shares in another eligible capacity).

Such shareholders are referred to in this letter as “Eligible Retail Shareholders”.

Shareholders who are not Eligible Retail Shareholders are ineligible retail shareholders and are consequently unable to participate in the Retail Entitlement Offer.

Notwithstanding the above, Opthea may (in its absolute discretion) agree to extend the Retail Entitlement Offer to any institutional shareholder (subject to compliance with applicable laws).

Non-renounceable offer

As with the Institutional Entitlement Offer, the Retail Entitlement Offer is non-renounceable. Entitlements in respect of New Shares you would have been entitled to if you were an Eligible Retail Shareholder will lapse. A number of New Shares (and New Options) equal to the number that you would otherwise be entitled to subscribe for under the Retail Entitlement Offer will be subscribed for by MST and/or the sub-underwriters, or may be acquired by Eligible Retail Shareholders under the top-up facility at the Offer Price. As a result, no amount will be payable by you and you will not otherwise receive any payment or value for entitlements in respect of any New Shares that would have been offered to you if you were an Eligible Retail Shareholder. As a result, you will also not be issued any New Options.

Further details in respect of the Offer (including details of eligibility) can be found on the announcements platform of ASX (www.asx.com.au).

Further information

General queries on the Offer may be directed to Dr Frederic Guerard, Chief Executive Officer (email: fred.guerard@opthea.com; phone: +1 (817) 914-2841).

Thank you for your continued support of Opthea and I trust you understand Opthea’s position on this matter.

Yours sincerely

Dr. Jeremy Levin Board Chairman

IMPORTANT NOTICE AND DISCLAIMER

Determination of eligibility of investors for the purposes of the institutional or retail components of the Entitlement Offer is determined by reference to a number of matters, including legal and regulatory requirements, logistical and registry constraints and the discretion of Opthea and MST. Each of Opthea and MST and each of their respective related bodies corporate (as defined in the Corporations Act) and affiliates and each of their respective directors, officers, employees, partners, consultants, contractors, agents and advisers disclaim any duty or liability (including, without limitation, any liability arising from fault, negligence or negligent misstatement) in respect of that determination and the exercise or otherwise of that discretion, to the maximum extent permitted by law.

Exhibit 99.1

Authorized for release to ASX by Company Secretary

Investor Inquiries	Join our email database to receive program updates:
PJ Kelleher LifeSci Advisors LLC Email: pkelleher@lifesciadvisors.com Phone: 617-430 7579 Media Inquiries Silvana Guerci-Lena NorthStream Global Partners silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited